Financial Statements

March 31, 2018

Prepared For:

Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

Prepared By:

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066
848-467-3990

Neurotez, Inc.
March 31, 2018

Table of Contents

	Page Number

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066

Independent Accountant's Review Report

June 12, 2018

To Board of Directors
Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez, Inc. (a C-corporation), which comprise the balance sheet as of March 31, 2018, and the related statements of loss and changes in stockholders' deficit for the six months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Kleespies, Horwitz & Associates, LLC

KLEESPIES, HORWITZ & ASSOCIATES, LLC

June 12, 2018

Neurotez, Inc.
Balance Sheet
March 31, 2018

Assets

Current Assets
Cash	$	81,051	

Total Current Assets		$	81,051

Fixed Assets
Equipment-Lab	58,281
Computers	280
Total Fixed Assets	58,561
Less: Accumulated depreciation	(58,561)

Net Fixed Assets	-

Other Assets
Patents, net of amortization	210,358

Net Other Assets	210,358

Total Assets	$	291,409

Neurotez, Inc.
Balance Sheet
March 31, 2018

<u>Liabilities and Stockholders' Deficit</u>

<u>Current Liabilities</u>

Accounts payable	$ 319,034	
Credit cards payable	50,360	
Accrued interest	3,556	
Total Current Liabilities		$ 372,950

<u>Long Term Liabilities</u>

Shareholder loan	29,961	
Other long term loans	26,000	
Total Current Liabilities		55,961
Total Liabilities		428,911

<u>Stockholders' Deficit</u>

Capital Stock, $0.01 par value, 42,000,000 shares authorized, 1,078,362 issued and outstanding	10,784	
Additional paid-in-capital	277,898	
Retained deficit	(426,184)	
Total Stockholders' Deficit		(137,502)
Total Liabilities and Stockholders' Deficit		$ 291,409


Neurotez, Inc.
Statement of Loss
For the six months ended March 31, 2018


Revenue		
Sales	$ -	
Total Revenue		$ -
General and Administrative Expenses		
Advertising	836	
Amortization	11,164	
Legal & professional expenses	2,565	
Licenses & fees	400	
Miscellaneous Expenses	5,871	
Research expenses	17,213	
Total General and Administrative Expenses		38,049
Loss from Operations		(38,049)
Other Expenses		
Interest expense	2,853	
Foreign currency translation adjustments	397	
Total Other Expenses		3,250
Loss Before Income Taxes		(41,299)
Provision for Income Taxes		0
Net Loss		$ (41,299)



Neurotez, Inc.
Statement of Changes in Stockholders' Deficit
For the six months ended March 31, 2018

	Capital Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, October 1, 2017	$ 8,596	$ 184,377	$ (384,885)	$ (191,912)
Sale of stock	2,188	-	-	2,188
Paid in capital	-	93,521	-	93,521
Net loss	-	-	(41,299)	(41,299)
Balance, March 31, 2018	$ 10,784	$ 277,898	$ (426,184)	$ (137,502)

See Independent Accountant's Review Report

6

Neurotez Inc.
Statement of Cash Flows
For the six months ended March 31, 2018

Cash Flows used in operating activities:		
Net loss	$ (41,299)	
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Amortization	11,164	
Changes in operating assets & liabilities:		
Increase in:		
Accounts payable	397	
Credit cards payable	1,590	
Accrued expenses	1,264	
Net Cash Used in Operating Activities		$ (26,884)
Investing activities:		
Patent costs	(701)	
Net Cash Used in Investing Activities		(701)
Financing activities:		
Increase in shareholder loans	6,625	
Increase in notes payable	6,000	
Increase in paid in capital	95,709	
Net Cash From Financing Activities		108,334
Net Increase in Cash		$ 80,749
Summary:		
Cash balance at October 1, 2017	$ 302	
Cash balance at March 31, 2018	81,051	
Net Increase in Cash		$ 80,749
Additional Information:		
Actual interest paid	-	
Actual taxes paid	-	

NOTE A - NATURE OF OPERATIONS AND LIQUIDITY

1. Nature of operations:

Neurotez, Inc. ["Neurotez" or the "Company") is a privately held Delaware corporation formed to develop safe and efficacious pharmaceuticals in the CNS [Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ["AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND [Investigatable New Drug) is filed with the US Food and Drug Administration.

For income tax filing purposes, Neurotez, Inc. has operated as a C-Corporation since its formation on October 11, 2005.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products,
- the Company's ability to obtain regulatory approval to market its products,
- competition from products manufactured and sold or being developed by other companies,
- the price of, and demand for, Company products,
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products,
- and the Company's ability to raise capital.

2. Liquidity

The Company has incurred a loss from operations and has a working capital deficiency at March 31, 2018. The Company has financed its operations since inception primarily through capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors [particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of Presentation**

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP],

2. **Use of estimates:**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

3. **Concentration of credit risk:**

   The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

4. **Property and equipment and depreciation:**

   Property and equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2015.

5. **Patents:**

   Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

   The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

6. **Stock-based compensation:**

   The Company recognizes expense for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718, *"Stock-Based Compensation".* ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires that such transactions be accounted for using a fair value based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

Stock-based compensation (Cont'd):

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

7. **Research and development:**

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

8. **Fair value of financial instruments:**

As of March 31, 2018, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

9. **Income taxes:**

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, *"Income Taxes".* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial Statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company is subject to taxation in the United States and the State of New Jersey. As of March 31, 2018, the Company's tax years for September 30, 2015, 2016 and 2017 are subject to examination by the tax authorities. With few exceptions, as of March 31, 2018, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2015.

10. Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, *"Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting".* The amendments simplify the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments also simplify two areas specific to private companies, practical expedient for expected term and intrinsic value. The ASU will be effective for annual periods beginning after December 15, 2017. The Company is in the process of assessing the impact of this ASU on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *"Classification of Certain Cash Receipts and Cash Payments".* ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is in the process of evaluating the future impact of ASU 2016-15 on the financial statements.

In May 2017, the FASB issued ASU 2017-09, *"Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting".* This update clarifies the changes to terms or conditions of a share- based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. The Company does not expect that the adoption of this guidance will have a significant impact on the Company's financial position, results of operations or cash flows.

11. Subsequent events:

The Company has evaluated subsequent events through June 12, 2018, which is the date the financial statements were available to be issued.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2017:

Cost	$334,975
Accumulated Amortization	(124,617)
Net Value	$210,358

Amortization expense for the six months ended March 31, 2018 was approximately $11,164.

Expected amortization over the next five years is as follows:

Year ended September 30, 2018	$ 22,327
Year ended September 30, 2019	22,331
Year ended September 30, 2020	22,331
Year ended September 30, 2021	22,331
Year ended September 30, 2022	21,447
Thereafter	99,591
Total	$210,358

NOTE D - NOTES PAYABLE

The Company entered into four notes payable, three with investors and one with a vendor. Two notes are for $10,000 each and two notes are for $3,000 each. The terms of the notes include interest at 10% per annum and have due dates of October, 2018 ($10,000), June, 2019 ($10,000), October, 2020 ($3,000) and November, 2020 ($3,000).

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has no current provision for income taxes due to net losses. Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences relate primarily to income recognized for tax purposes but deferred for financial reporting, in addition to different depreciation methods used for financial accounting and tax purposes.

At March 31, 2018, the Company has federal and New Jersey net operating loss carryforwards of approximately $326,300, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

NOTE E - INCOME TAXES (CONT'D)

Deferred tax assets as of September 30, 2017 consist of approximately the following:

Net operating loss carryforwards	$129,000
Stock based compensation and other	43,706
Subtotal	(172,706)
Less: valuation allowance	(172,706)
Net deferred tax asset	$ 0

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *"Income Taxes".* Application of this topic involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assess the largest amount of tax benefit that is greater than 50% likelihood of being realized upon effective settlement with the tax authority. There were no uncertain income tax positions at March 31, 2018.

NOTE F - SHAREHOLDERS' DEFICIT

Common Stock:

According to the July 2017 amendment to the Articles of Incorporation the total number of shares of all classes of stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share. That amendment also provided for a stock split of 14,000 shares of common stock for each share previously held. All share and per share amounts in this report have been retrospectively adjusted for such split.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. For tax purposes the value of such shares were deemed minimal. For financial reporting purposes, the Company used a time-based probability weighted of expected outcomes models to recognize the compensatory charge.

For the year ended September 30, 2017, the Company issued 859,625 shares to consultants, of which 643,625 were fully vested in 2017 and 216,000 vest in fiscal 2018. For financial reporting purposes, the value of such shares was estimated by management to be $15,165, of which $11,331 was recognized in 2017 and $3,834 will be recognized in the year ended September 30, 2018.

For the period ending March 31, 2018, additional 218,737 shares were vested/issued. 123,528 share were vested to consultants and 95,209 shares were issued (fully vested) to new shareholders from the Netcapital crowdfunding campaign. The value of the shares prior to the Netcapital campaign were valued by management to be $18,529 and the shares from and after the Netcapital campaign were valued at $95,209.

Certain shareholders have made capital contributions to the Company from time to time with no intention of being repaid or additional shares issued to them. Such amounts are considered Capital Contributions and part of the additional paid-in-capital balance on the accompanying balance sheet.

The Company anticipates the approval of a stock option plan at its next shareholder vote however, as of March 31, 2018 there is no formal plan in place.

Neurotez, Inc.
Notes to Financial Statements
March 31, 2018

NOTE G – COMMITMENTS

1.   Litigation:

The Company, from time-to-time, is a defendant in actions arising in the ordinary course of business. There are no such matters outstanding as of March 31, 2018.

2.   License:

In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case"] for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through March 31, 2018.

NOTE H – RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances. At March 31, 2018 the balance due under such arrangements is $29,961. Mr. Tezapsidis also guarantees payment of the credit cards payable.

NOTE I - SUBSEQUENT EVENTS

Following a Resolution of the Board of Directors on Oct 10, 2017, Mr. Tezapsidis, was entitled to a $3,000 monthly stipend until February, 2018 and increasing to $5,000 per month from March, 2018 until fund raising of at least $5,000,000 for Neurotez is achieved. The funding for the stipend is provided by the board on a monthly basis, in exchange, promissory notes are issued to those board members who contribute. The promissory notes bear interest at 10% per annum and mature one year from the date of funding. Through May 31, 2018 Mr. Tezapsidis received $30,000 pursuant to such resolution.